UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 11)

Under the Securities Exchange Act of 1934

Manhattan Pharmaceuticals, Inc.

Common Stock, par value $0.001 per share
(Title of Class of Securities)

563118207
CUSIP Number

March 8, 2010
 (Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No. 563118207

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

LINDSAY A. ROSENWALD, M.D.

2	Check the Appropriate Box If a Member of a Group *

a.           [   ]
b.           [   ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		11,104,340
Beneficially Owned By Each	6	Shared Voting Power 113
Reporting Person With	7	Sole Dispositive Power 11,104,340
	8	Shared Dispositive Power
		113

9	Aggregate Amount Beneficially Owned by Each Reporting Person

11,104,453 (See Item 4)

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares *

[  ]

11	Percent of Class Represented By Amount in Row (9)

9.99% (See Item 4)

12	Type of Reporting Person *

IN

* see instructions before filling out

Item 1(a)	Name of Issuer:

Manhattan Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

48 Wall Street, Suite 1100
New York, NY  10005

Item 2(a)	Name of Person Filing:

Lindsay A. Rosenwald, M.D. (the "Reporting Person").

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Paramount BioSciences, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10036

Item 2(c)	Citizenship:

United States.

Item 2(d)	Title of Class of Securities:

Common Stock (the “Shares”).

Item 2(e)	CUSIP Number:

563118207

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

Immediately following consummation of the merger between Ariston Pharmaceuticals, Inc. and the Issuer on March 8, 2010, the Reporting Person beneficially owned 11,104,453 Shares, consisting of (i) 6,920,516 Shares held directly by the Reporting Person; (ii) 45,251 shares held by Paramount Biosciences, LLC, of which the Reporting Person is the sole member; (iii) 4,138,573 Shares to be held directly by the Reporting Person upon the exercise of warrants; (iv) 80 Shares held by the Reporting Person’s wife, over which Shares the Reporting Person may be deemed to have sole voting and dispositive power, although the Reporting Person disclaims beneficial ownership of such

Shares except with regard to his pecuniary interest therein, if any; and (v) 33 Shares held by the Reporting Person’s children, over which Shares the Reporting Person may be deemed to have sole voting and dispositive power, although the Reporting Person disclaims beneficial ownership of such Shares except with regard to his pecuniary interest therein, if any.  All such shares represent beneficial ownership of approximately 9.99% of the shares of Common Stock, based on (i) 107,017,120 shares of Common Stock issued and outstanding as of March 3, 2010, and (ii) 4,138,573 shares of Common Stock issuable upon exercise of certain warrants held by the Reporting Person.  The foregoing excludes an aggregate of 2,181,590 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person because such warrant contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other person whose beneficial ownership of Common Stock would be aggreagetd with the Reporting Person’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, of more than 9.99% of the shares of Common Stock outstanding after giving effect to such exercise.  Without such blocker provision, the Reporting Person would be deemed to beneficially own 13,286,043 shares of Common Stock.

Item 4(b)	Percent of Class:

See Item 11 of the cover page.

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	Please see Item 5 of the cover page.
(ii)	Shared power to vote or to direct the vote	Please see Item 6 of the cover page.
(iii)	Sole power to dispose or to direct the disposition of	Please see Item 7 of the cover page.
(iv)	Shared power to dispose or to direct the disposition of	Please see Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 Above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 11, 2010

/s/Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.